

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

September 2, 2008

<u>Via Facsimile and U.S. Mail</u>

T.J. Rodgers
President and Chief Executive Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, CA 95134

> **Re:** **Cypress Semiconductor Corporation**
> **Schedule TO-I**
> **Filed August 22, 2008**
> **File No. 005-38059**

Dear Mr. Rodgers:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO-I</u>

1.   As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to employees who tender 100

or more outstanding restricted stock units. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8)(i), requiring that the offer be made to all holders of the class of securities subject to the tender offer.

Eligibility, page 35

2. Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. In that regard, the condition requiring that employees must be employed or provide services to you or a successor for three business days after the forfeiture date does not appear to be comply with that requirement. Please revise your disclosure accordingly.

Withdrawal rights and change of election, page 38

3. You indicate that tendered stock units may be withdrawn at any time before the expiration date. Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

Conditions of the offer, page 40

4. You indicate that if the board of directors does not set a record date for the spin-off of its Sunpower shares, you may postpone or terminate the tender offer. While Cypress may permissibly condition this offer on any number of objective conditions outside of its control, reserving the right to postpone or terminate the offering based on the board's inaction appears to impermissibly render the offer illusory. Please revise or tell us how this condition does not make the offer illusory.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Larry W. Sonsini, Esq.
        Todd Cleary, Esq.
        Wilson Sonsini Goodrich & Rosati
        Professional Corporation
        650 Page Mill Road
        Palo Alto, CA 94304-1050